Exhibit 99.1

Kenon’s Subsidiary OPC Energy Ltd. Announces
Agreement by CPV, a subsidiary of OPC, to Acquire Wind Energy Power Plants in the U.S.

Singapore, January 4, 2023. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) announced today that OPC’s subsidiary, CPV Group LP1 (“CPV”), through a 100% owned subsidiary, has entered into an agreement (the “Agreement”) to acquire four operating wind-powered electricity power plants in Maine, United States, with an aggregate capacity of 81.5 MW.

The plants operate in the ISO-NE market in the United States, and started commercial operations between 2008 and 2017. These plants are expected to sell their entire electricity output and green energy certificates (RECs), under existing power purchase agreements (the “PPAs”) over the next 13 to 19 years. The power plants’ revenue in 2020, 2021, and the first 9 months of 2022 were $22 million, $23 million and $17 million, respectively.

The purchase price for the acquisition is $172 million, subject to adjustments and the terms and conditions set forth in the Agreement. CPV intends to finance approximately 50% of the purchase price using external financing. OPC intends to finance its portion of the remaining amount of the purchase price through its own resources, by raising equity and/or through external financing.

The Agreement contains certain representations of the parties, including the sellers’ representations on the power plants, which expire on the closing date, and also contains waivers of certain claims CPV may bring against the sellers. Due to such limits to the sellers’ liability, CPV intends to obtain a standard representations and warranties insurance policy, which would limit the coverage to 10% of the purchase price and for a limited period.

The acquisition is subject to conditions, including the receipt of regulatory approvals, which are expected to be obtained within the next 2 to 5 months.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about the agreement to acquire power plants, including the terms and conditions of the Agreement, expected sale of electricity and RECs by the plants, expected financing of the purchase price, expected purchase of representations and warranties insurance policy, expected timeline of regulatory approvals and other non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include the risk that the transactions contemplated by the agreement described above are not consummated on the terms described herein and under the Agreement or at all, risks relating to the future sale of electricity and RECs, risks relating to the expected financing of the purchase price, risks relating to the expected purchase of representations and warranties insurance policy, including the terms and conditions of any such policy or the sufficiency of any such policy in the event of any related loss, that the conditions to completion of the acquisition are not fulfilled including due to lack of required approvals and that the agreement does not result in a completed transaction and other risks, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise. The OPC securities referenced in this press release have not been registered under the Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under that act.

1 OPC indirectly holds a 70% interest in CPV Group LP.